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                                                              September 27, 2001
VIA OVERNIGHT COURIER AND EDGAR TRANSMISSION

Division of Corporate Finance
United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attention: Barbara C. Jacobs


Re: Application for Withdrawal of e-MedSoft.com Registration Statement on Form S-1, File No. 333-56956 (the "Equity Line Registration Statement"), Registration Statement on Form S-1, File No. 333-56680 (the "New Resale Registration Statement"), and e-MedSoft.com Amendment No. 1 to Registration Statement on Form S-1, File No. 333-37070 (the "Amended Resale Registration Statement" and collectively with the other filings, the "Registration Statements")


Dear Ms. Jacobs

        In accordance with Rule 477, promulgated under the Securities Act of 1933, as amended, e-MedSoft.com (the "Company") hereby applies to withdraw the registration of shares of its common stock pursuant to the Registration Statements. The Company is requesting to withdraw the Equity Line Registration Statement because the Company has terminated the Equity Line prior to drawing upon it. The Company is requesting to withdraw the New Resale Registration Statement and the Amended Resale Registration Statement because of fundamental changes in the Company's business which have been described in the Company's periodic filings under the Securities Exchange Act of 1934, as amended, and which have rendered significant portions of the information contained in those Registration Statements (as well as comments from the Securities and Exchange Commission) stale and inapplicable.

        The Company intends to file new Registration Statements to fulfill its outstanding registration obligations. Please be advised that no securities were sold in connection with the Registration Statements.

        If you have any questions or require further information with regard hereto, please contact Gordon M. Bava of Manatt, Phelps & Phillips at (310) 312-4205.

                                       Very truly yours,

                                       E-MEDSOFT.COM



                                       By:/s/ John F. Andrews
                                       -------------------------------------
                                       John F. Andrews
                                       President and Chief Executive Officer